Anheuser-Busch InBev nv/sa

Brouwerijplein 1

3000 Leuven

Belgium

T +32 16 27 61 11

F +32 16 50 61 11

Rufus Decker, Assistant Chief Accountant

Office of Beverages, Apparel and Mining,

Division of Corporation Finance,

Securities and Exchange Commission,

100 F Street, N.E.,

Washington, D.C. 20549.

Re:	Anheuser-Busch InBev SA/NV Form 20-F for Fiscal Year Ended

 December 31, 2018

 File No. 001-37911

May 21, 2019

Dear Mr. Decker:

Thank you for your letter of May 8, 2019 to Mr. Felipe Dutra of Anheuser-Busch InBev SA/NV (the “Company”) setting forth the Staff’s comments on the Company’s Form 20-F for Fiscal Year Ended December 31, 2018 (the “Form 20-F”).

The Company has keyed its responses in this letter to the headings and numbered comments used in the Staff’s comment letter and has marked the responses with the letter “R” beside the comment number. The comments are set forth in bold-face type. Terms used but not defined herein have the meanings ascribed to them in the Form 20-F.

*                         *                            *

Item 5. Operating and Financial Review

E. Results of Operations, page 82

1.

Please disclose the business reasons for material changes between periods in each segment’s operating results (e.g., revenues, material expense line items and profit). In circumstances where more than one business reason exists for a change between periods, also quantify the incremental impact of each individual business reason. Refer to Item 5.A of Form 20-F.

R: The Company respectfully advises the Staff that the most significant and meaningful material changes between periods in each of the segment’s operating results are primarily driven by changes in the Company’s volumes.

As disclosed in Management’s Discussion and Analysis of Financial Condition and Results of Operations included in the Form 20-F (the “MD&A”), the changes period on period in each segment’s operating results, including changes related to revenue and cost of sales, are impacted directly by the developments in volumes discussed in the Form 20-F.

Therefore, the Company provides an extensive discussion of the business reasons for changes in volumes between periods in each segment in the MD&A. The Company believes that a robust discussion of drivers of material changes in volumes on a segment by segment

    ab-inbev.com

basis best promotes understanding of the Company’s business and is the most material to investors when evaluating the Company’s results.

Furthermore, for each line item, the MD&A presents separately the quantitative impact of recent acquisitions and disposals, currency translation impacts, and, where relevant, volumes and “per hectoliter” impacts.

The Company believes that, in many cases, changes on individual line items beyond the impact of acquisition and disposals, currency translation impacts and volume impacts are not material on a segment by segment basis. Therefore, we believe that presenting and discussing all such figures would not promote better understanding of the Company’s overall financial condition or operating performance.

The Company notes the Staff’s comment, and, in future filings, the Company will disclose the business reasons for changes between periods in each segment’s operating results for line items, where we believe doing so would not provide immaterial and excessive detail, including a quantification of the individual business reasons for changes beyond those already presented.

For example, the Company’s discussion of cost of sales in the MD&A for the year ended December 31, 2018 compared to the year ended December 31, 2017 would include the additional underlined text:

“Our consolidated cost of sales was USD 20,359 million for the year ended 31 December 2018. This represented a decrease of USD 1,027 million, or 4.8%, as compared to our consolidated cost of sales for the year ended 31 December 2017. The results for the year ended 31 December 2018 reflect the performance of our business after certain acquisitions and disposals we undertook in 2017 and 2018, currency translation effects and the adoption of hyperinflation accounting in our Argentinean operations.

•

The 2017 and 2018 acquisitions and disposals, and the adoption of hyperinflation accounting in our Argentinean operations positively impacted our consolidated cost of sales by USD 1,373 million for the year ended 31 December 2018 compared to the year ended 31 December 2017.

•

Our consolidated cost of sales for the year ended 31 December 2018 also reflects a positive currency translation impact of USD 592 million mainly arising from currency translation effects in Latin America North.

Excluding the effects of the 2017 and 2018 acquisitions and disposals described above, the adoption of hyperinflation accounting in our Argentinean operations and currency translation effects, our consolidated cost of sales increased by 4.7%, primarily driven by an increase in commodity prices, partially offset by synergy delivery. Our consolidated cost of sales for the year ended 31 December 2018 was partly impacted by the developments in volumes discussed above. On the same basis, our consolidated cost of sales per hectoliter increased by 4.3% on a global basis. This increase was most significant in Latin America South, where cost of sales per hectoliter increased by more than 10% mainly due to higher inflation in Argentina in 2018 and higher commodities prices, especially aluminum.”

Consolidated Financial Statements

Note 5. Segment Reporting, page F-26

2.	Please tell us how you determined that no individual foreign country had material revenues from external customers requiring disclosure pursuant to paragraph 33(a) of IFRS 8.

    ab-inbev.com

R: Our current disclosures in Note 5 “Segment Reporting” include the segment revenues for each of the reportable segments that we operate in, the revenues in the country of domicile (Belgium) as well as the revenues from beer and non-beer. Furthermore, the consolidated revenues of Ambev S.A., a Brazilian listed subsidiary with American Depositary Receipts listed on the New York Stock Exchange in which the Company has 62% ownership, are disclosed in Note 33 “Non-Controlling interests”.

The Company has reviewed its current IFRS 8 disclosures and will enhance its future reporting by disclosing the revenues in the individual foreign countries where revenues exceed 10% of total consolidated revenues.

In evaluating the Staff’s question, the Company has considered materiality specifically in the context of the disclosure requirements in IFRS 8 and believes that a materiality of 10% of consolidated revenues provides an appropriate materiality for this purpose.

Therefore, going forward, based on 2018 consolidated revenues for illustrative purposes, the Company will also explicitly disclose the revenues in the United States of America as well as its revenues in Brazil within Note 5 “Segment Reporting”. In 2018, no other country had revenues in excess of 10% of total consolidated revenues nor would be currently considered individually material on a qualitative basis.

*                              *                        *

    ab-inbev.com

Please contact John Horsfield-Bradbury at +44 20 7959 8491 with any questions you may have.

Yours sincerely,

/s/ Felipe Dutra

Felipe Dutra

cc:                 Suying Li, Staff Accountant

(Securities and Exchange Commission)

John Blood

Ann Randon

(Anheuser-Busch InBev SA/NV)

John Horsfield-Bradbury

(Sullivan & Cromwell LLP)

    ab-inbev.com